PERMIAN RESOURCES CORPORATION

300 N. Marienfeld St., Suite 1000

Midland, Texas 79701

September 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Permian Resources Corporation

Registration Statement on Form S-4

Filed September 6, 2023, as amended

File No. 333-274355

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Permian Resources Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 25, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Ieuan A. List of Kirkland & Ellis LLP at (512) 355-4375 or by email at ieuan.list@kirkland.com or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3647 or by email at michael.rigdon@kirkland.com, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

PERMIAN RESOURCES CORPORATION

/s/ GUY M. OLIPHINT
Guy M. Oliphint
Executive Vice President and Chief Financial Officer

cc:	Michael W. Rigdon, P.C., Kirkland & Ellis LLP

Ieuan A. List, Kirkland & Ellis LLP

Douglas E. McWilliams, Vinson & Elkins LLP

Lande A. Spottswood, Vinson & Elkins LLP

Thomas G. Zentner III, Vinson & Elkins LLP